United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

Hayley Tanguy

Cinven Capital Management (V) General Partner Limited

East Wing, Trafalgar Court, Les Banques

St. Peter Port, Guernsey GY1 3PP

Tel: +44 (0)1481749705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58506Q109	13D	Page 1 of 20 Pages

1	NAMES OF REPORTING PERSONS Cinven Capital Management (V) General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 58506Q109	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS Cinven Capital Management (V) Limited Partnership Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 1) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,641,240
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,641,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,641,240
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 2) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,229,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,229,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,699
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 3) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,889,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,889,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,889,854
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 4) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,379,103
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,379,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,379,103
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 5) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,403,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,403,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,731
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 6) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,284,802
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,284,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,284,802
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund Co-Investment Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 413,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 413,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,399
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 58506Q109	13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS Cinven Manco S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 58506Q109	13D	Page 11 of 20 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund FCP-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,758,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,758,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,758,169
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5735 Medpace Way, Cincinnati, Ohio 45227.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

i.	Cinven Capital Management (V) General Partner Limited (“Cinven MGP”), a company organized under the laws of Guernsey;

ii.	Cinven Capital Management (V) Limited Partnership Incorporated (“GPLP”), a limited partnership organized under the laws of Guernsey which elected to have legal personality;

iii.	Fifth Cinven Fund (No. 1) Limited Partnership (“LP1”), a limited partnership organized under the laws of Guernsey;

iv.	Fifth Cinven Fund (No. 2) Limited Partnership (“LP2”), a limited partnership organized under the laws of Guernsey;

v.	Fifth Cinven Fund (No. 3) Limited Partnership (“LP3”), a limited partnership organized under the laws of Guernsey;

vi.	Fifth Cinven Fund (No. 4) Limited Partnership (“LP4”), a limited partnership organized under the laws of Guernsey;

vii.	Fifth Cinven Fund (No. 5) Limited Partnership (“LP5”), a limited partnership organized under the laws of Guernsey;

viii.	Fifth Cinven Fund (No. 6) Limited Partnership (“LP6”), a limited partnership organized under the laws of Guernsey (together with LP1, LP2, LP3, LP4 and LP5, the “Limited Partnerships”);

ix.	Fifth Cinven Fund Co-Investment Partnership (“CIP”), a general partnership organized under the laws of England and Wales;

x.	Cinven Manco S.A.R.L. (“Manco”), a company organized under the laws of Luxembourg; and

xi.	Fifth Cinven Fund FCP-SIF (“FCP”, and, together with the Limited Partnerships and CIP, the “Cinven Stockholders”), a Luxembourg fonds commun de placement.

The principal business address of each of Cinven MGP, GPLP and the Limited Partnerships is East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP. The principal business address of CIP is Warwick Court, Paternoster Square, London, EC4M 7AG. The principal business address of each of Manco and FCP is 7, rue Lou Hemmer, L-1748, Luxembourg.

The Reporting Persons are principally engaged in the business of investments in securities.

Schedule I hereto, with respect to Cinven MGP representing GPLP and the Limited Partnerships, Schedule II hereto, with respect to CIP (V) Nominees Limited representing CIP, and Schedule III hereto, with respect to Manco representing FCP, set forth a list of all the directors and executive officers or persons holding equivalent positions (collectively, the “Related Persons”) of each such Reporting Person and the citizenship and principal business address of each Related Person.

Shares beneficially owned by Dr. August J. Troendle are not the subject of this Schedule 13D and Dr. Troendle is accordingly not included as a Reporting Person. For a description of the relationship between the Reporting Persons and Dr. Troendle, see Item 4 below.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), the Cinven Stockholders purchased shares of Common Stock for an aggregate consideration of approximately $921.3 million.

The Cinven Stockholders obtained the funds for the purchase of the shares of Common Stock through capital contributions from their partners and/or shareholders.

Item 4.	Purpose of Transaction

Voting Agreement

On August 10, 2016, the Cinven Stockholders and Dr. August J. Troendle, the Chief Executive Officer of the Issuer, entered into a voting agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, for so long as the Cinven Stockholders and Dr. Troendle collectively hold at least 40% of the Issuer’s outstanding shares of capital stock which entitle the holders thereof to vote for the election of the Issuer’s directors (the “Voting Shares”), and provided that Dr. Troendle remains the Chief Executive Officer of the Issuer, the Cinven Stockholders will agree to vote their shares of Common Stock in favor of the election of Dr. Troendle to the Issuer’s Board of Directors (the “Board”) upon his nomination by the Board. Moreover, Dr. Troendle will agree to vote his shares of Common Stock in favor of the election of the directors affiliated with the Cinven Stockholders upon their nomination by the Board; provided, that in the event that the Cinven Stockholders hold less than (a) 40% but greater than or equal to 25% of the Voting Shares then outstanding, Dr. Troendle shall be required to vote for two directors affiliated with the Cinven Stockholders, after giving effect to the directors then sitting on the Board, (b) 25% but greater than or equal to 10% of the Voting Shares then outstanding, Dr. Troendle shall be required to vote for one director affiliated with the Cinven Stockholders, after giving effect to the directors then sitting on the Board, and (c) 10% of the Voting Shares then outstanding, Dr. Troendle shall not be required to vote for any directors affiliated with the Cinven Stockholders. The beneficial ownership of the Cinven Stockholders does not include any shares of Common Stock owned by Dr. Troendle, and each of the Cinven Stockholders disclaims beneficial ownership of the shares owned by the other parties to the Voting Agreement.

Registration Rights Agreement

On August 10, 2016, the Issuer, the Cinven Stockholders and Dr. Troendle entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights, shelf registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Registration Rights Agreement will terminate upon the earlier to occur of: (i) all shares subject to the Registration Rights Agreement being registered pursuant to the terms of the Registration Rights Agreement or (ii) the parties to the Registration Rights Agreement becoming eligible to sell any shares subject to the Registration Rights Agreement pursuant to Rule 144 of the Securities Act of 1933, as amended.

Lock-Up Agreements

The Cinven Stockholders each entered into a letter agreement with the Issuer and the several underwriters for the IPO, on June 24, 2016 (collectively, the “Lock-Up Agreements”). Pursuant to such agreements, the Cinven Stockholders agreed, without the prior written consent of Jefferies LLC and subject to limited exceptions, not to: (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a put equivalent position or liquidate or decrease any call equivalent position, pledge, hypothecate, grant any security interest in, transfer, or otherwise dispose of, in each case whether effected directly or indirectly, any shares of Common Stock, options or warrants or other rights to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock owned either of record or beneficially; (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; or (iii) publicly announce an intention to do any of the foregoing for a period of 180 days after the date of the prospectus used to sell the shares of Common Stock in the IPO. The Lock-Up Agreements automatically terminate and shall be of no further force or effect following the expiration of the Lock-Up Period.

The foregoing descriptions of the Voting Agreement, Registration Rights Agreement and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of August 26, 2016, based on 40,700,854 shares of Common Stock outstanding as of August 16, 2016.

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Cinven Capital Management (V) General Partner Limited	22,999,997	56.5%	0	22,999,997	0	22,999,997
Cinven Capital Management (V) Limited Partnership Incorporated	22,999,997	56.5%	0	22,999,997	0	22,999,997
Fifth Cinven Fund (No. 1) Limited Partnership	3,641,240	8.9%	0	3,641,240	0	3,641,240

Fifth Cinven Fund (No. 2) Limited Partnership	3,229,699	7.9%	0	3,229,699	0	3,229,699
Fifth Cinven Fund (No. 3) Limited Partnership	3,889,854	9.6%	0	3,889,854	0	3,889,854
Fifth Cinven Fund (No. 4) Limited Partnership	3,379,103	8.3%	0	3,379,103	0	3,379,103
Fifth Cinven Fund (No. 5) Limited Partnership	1,403,731	3.4%	0	1,403,731	0	1,403,731
Fifth Cinven Fund (No. 6) Limited Partnership	3,284,802	8.1%	0	3,284,802	0	3,284,802
Fifth Cinven Fund Co-Investment Partnership	413,399	1.0%	0	413,399	0	413,399
Cinven Manco S.A.R.L.	3,758,169	9.2%	0	3,758,169	0	3,758,169
Fifth Cinven Fund FCP-SIF	3,758,169	9.2%	0	3,758,169	0	3,758,169

(1)	As discussed in Item 2 above, Dr. Troendle is not included as a Reporting Person in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by Dr. Troendle.

LP1, LP2, LP3, LP4, LP5 and LP6 are the record holders of 3,641,240, 3,229,699, 3,889,854, 3,379,103, 1,403,731 and 3,284,802 shares of Common Stock, respectively. CIP is the record holder of 413,399 shares of Common Stock. FCP is the record holder of 3,758,169 shares of Common Stock.

Each of the Limited Partnerships is managed and controlled by GPLP, their Managing General Partner, and therefore GPLP may be deemed to share beneficial ownership of the shares held by each of the Limited Partnerships. Cinven MGP is the Managing General Partner of GPLP, and therefore may be deemed to share beneficial ownership. FCP is managed by Manco. Cinven MGP also exercises control over the shares held by each of FCP and CIP, which are subject to contractual commitments that each invest and divest side-by-side with the Limited Partnerships. Voting and investment determinations with respect to the shares held by the Reporting Persons are made by the majority vote of the board of directors of Cinven MGP, whose members are listed on Schedule I.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Voting Agreement, Registration Rights Agreement and the Lock-Up Agreements and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Voting Agreement.

3	Registration Rights Agreement.

4	Form of Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2016

Cinven Capital Management (V) General Partner Limited

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Cinven Capital Management (V) Limited Partnership Incorporated

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Fifth Cinven Fund (No. 1) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Fifth Cinven Fund (No. 2) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Fifth Cinven Fund (No. 3) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Fifth Cinven Fund (No. 4) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Fifth Cinven Fund (No. 5) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Fifth Cinven Fund (No. 6) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Hayley Tanguy
Name:	Hayley Tanguy
Title:	Director

Fifth Cinven Fund Co-Investment Partnership

By:	CIP (V) Nominees Limited, its Partner

By:	/s/ Lorraine London
Name:	Lorraine London
Title:	Director

Cinven Manco S.A.R.L.

By:	/s/ Gautier Laurent
Name:	Gautier Laurent
Title:	Manager

By:	/s/ Marc Lamberty
Name:	Marc Lamberty
Title:	Manager

Fifth Cinven Fund FCP-SIF

By: Cinven Manco S.A.R.L., its Manager

By:	/s/ Gautier Laurent
Name:	Gautier Laurent
Title:	Manager

By:	/s/ Marc Lamberty
Name:	Marc Lamberty
Title:	Manager

Schedule I

Cinven MGP, as general partner of GPLP, the general partner of the Limited Partnerships

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian Linden, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Robin Hall, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

John Boothman, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

William Scott, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Rupert Dorey, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Hayley Tanguy, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Schedule II

CIP (V) Nominees Limited (a partner of CIP)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lorraine London, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Deputy Finance Director, Cinven Partners LLP	United Kingdom

Michael Colato, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Finance Director, Cinven Partners LLP	United Kingdom

Babett Carrier, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Head of Legal, Cinven Partners LLP	Germany

Schedule III

Cinven Manco S.A.R.L. (as manager of FCP)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Roberto Italia, Director	Via Monton, 30, 2012 Milan	CEO of Space 2 SPA	Italy

Marc Lamberty, Director	K2 B2 Building 4th Floor, 4, Rue Albert Borschette, Luxembourg L-1246, Luxembourg	Senior Account Manager, Cinven Luxembourg S.A.R.L.	Germany

Gautier Laurent, Director	K2 B2 Building 4th Floor, 4, Rue Albert Borschette, Luxembourg L-1246, Luxembourg	Head of Operations Luxembourg, Cinven Luxembourg S.A.R.L.	France

Joseph Wan, Director	Suite 2910-11, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Partner, Cinven HK Ltd.	British National (Overseas)

Anke Jager, Director	7, Rue Lou Hemmer, L-1748 Luxembourg-Findel	Director, Cinven Manco S.A.R.L administered by Aztec Financial Services	Germany